1299050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04033490

June 16, 2004

Mr. Dana L. Bjornson
EVP/CFO
George K. Baum & Company
Twelve Wyandotte Plaza
120 West 12th Street
Kansas City, Missouri 64105

Act Securities Exchange Act of 1934
Section §17
Rule 17a-5(b)
Public Availability 06/30/04

Re: Request for Form X-17A-5 Filing Exemption

Dear Mr. Bjornson:

We have received your letter dated April 28, 2004, in which you request on behalf of George K. Baum & Company ("Firm") an exemption for filing Part IIA of Form X-17A-5 ("Final FOCUS") as required pursuant to Rule 17a-5(b) ("Rule") under the Securities Exchange Act of 1934 ("Exchange Act"). Subparagraph (b)(1) of the Rule requires a broker-dealer that ceases to be a member in good standing with a national securities exchange or registered national securities association to file with the Securities and Exchange Commission ("Commission") within two business days after the membership terminates, a Final FOCUS dated as of the date such membership terminates.

I understand the following facts to be pertinent to the Firm's request. The Firm's membership with the Chicago Stock Exchange ("Exchange") terminated as of May 10, 2004, the date of the sale of its seat on the Exchange. Therefore, pursuant to subparagraph (b)(1) of the Rule, the firm was required to file a Final FOCUS by May 12, 2004. You have represented that (i) the Firm remains a member of the National Association of Securities Dealers, Inc. ("NASD"), (ii) the firm's designated examining authority is the NASD, and (iii) the firm is in compliance with all requirements for filings with the NASD (including the FOCUS report filing requirement under Rule 17a-5).

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file a Final FOCUS report as required pursuant to subparagraph (b)(1) of the Rule, solely as a result of terminating its membership with the Exchange.

Please note that this does not exempt the firm, in any way, from the requirement that it continue to file periodic FOCUS reports with the NASD, its designated examining authority, pursuant to Rule 17a-5.

You should understand that the Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Mandy Sturmfelz

Mandy B. Sturmfelz
Attorney

cc: Mr. Michael Cardin, Chicago Stock Exchange

2000 SEC No-Act. LEXIS 557

Securities Exchange Act of 1934 -- Section 17 -- Rule 17a-5

April 27, 2000

CORE TERMS: membership, exemption, designated, terminates, seat

[*1] Wedbush Morgan Securities

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 17, 2000

Mr. A. Peter Allman-Ward
Senior Vice President & Chief
Financial Officer
Wedbush Morgan Securities
P.O. Box 30014
Los Angeles, CA 90030-0014

Re: Request for Form X-17A-5 Filing Exemption

Dear Mr. Allman-Ward:

We have received your letter dated March 17, 2000, in which you request on behalf of Wedbush Morgan Securities ("Firm") an exemption from filing Part II of Form X-17A-5 (" Final FOCUS ") as required pursuant to Rule 17a-5(b) ("Rule") under the Securities Exchange Act of 1934 ("Exchange Act"). Subparagraph (b)(1) of the Rule requires a broker-dealer that ceases to be a member in good standing with a national securities exchange or registered national securities association to file with the Securities and Exchange Commission ("Commission") within two business days after the membership terminates, a Final FOCUS dated as of the date such membership terminates.

I understand the following facts to be pertinent to the Firm's request. The Firm's membership with the Chicago Board of Options Exchange ("Exchange") terminated on March 16, 2000, the date of the sale of its seat on[*2] the Exchange. Therefore, pursuant to subparagraph (b)(1) of the Rule, the firm was required to file a Final FOCUS by March 20, 2000. You have represented that (i) the Firm remains a member of the New York Stock Exchange ("NYSE"), American Stock Exchange, Chicago Stock Exchange, and Pacific Exchange, (ii) that the firm's designated examining authority is the NYSE, and (iii) the firm is in compliance with all requirements for filings with the NYSE (including the FOCUS report filing requirement under Rule 17a-5).

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file a Final FOCUS report as required pursuant to subparagraph (b)(1) of the Rule, solely as a result of terminating its membership with the Exchange.

Please note, that this does not exempt the firm, in any way, from the requirement that it continue to file periodic FOCUS reports with the NYSE, its designated examining authority, pursuant to the Rule 17a-5.

You should understand that the Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different[*3] conclusion and should be brought immediately to the Division's attention.

Sincerely,

Randall W. Roy
Staff Attorney

INQUIRY-1: WEDBUSH MORGAN

SECURITIES

Investment Bankers Since 1925

1000 WILSHIRE BOULEVARD, LOS ANGELES, CALIFORNIA 90017-2465

MAILING ADDRESS: P.O. BOX 30014, LOS ANGELES, CALIFORNIA 90030-0014

(213) 688-4545

FAX (213) 688-6642

March 17, 2000

VIA FASCIMILIE AND U.S. MAIL

Tom McGowan
Assistant Director
Securities Exchange Commission
450 5th Street N.W.
Washington. D.C. 20549

Dear Mr. McGowan:

Pursuant to the SEC Rule 17a-5(b)(1), Wedbush Morgan Securities Inc. is requesting an exemption from filing a FOCUS report (SEC Form X-17A-5) as of March 16, 2000 - the date of sale of our seat on the Chicago Board of Options Exchange.

This request for exemption is based on the fact that Wedbush Morgan Securities Inc. will maintain its memberships in the New York Stock Exchange, American Stock Exchange, Chicago Stock Exchange and Pacific Exchange. We are, and have been, in compliance with filing all required reports (including the FOCUS report) with the New York Stock Exchange (as our Designated Examining Authority) and the SEC.

In order to ensure exemption has been approved, [*4] we would appreciate it if you would confirm by telephone today. Please feel free to contact me directly at (213) 688-8014 should you also have any questions regarding this request

Sincerely,

A. Peter Allman-Ward
Senior Vice President & Chief Financial Officer

June 10, 2004

Mr. Dana L. Bjornson
EVP/CFO
George K. Baum & Company
Twelve Wyandotte Plaza
120 West 12th Street
Kansas City, Missouri 64105

Re: Request for Form X-17A-5 Filing Exemption

Dear Mr. Bjornson:

We have received your letter dated April 28, 2004, in which you request on behalf of George K. Baum & Company ("Firm") an exemption for filing Part IIA of Form X-17A-5 ("Final FOCUS") as required pursuant to Rule 17a-5(b) ("Rule") under the Securities Exchange Act of 1934 ("Exchange Act"). Subparagraph (b)(1) of the Rule requires a broker-dealer that ceases to be a member in good standing with a national securities exchange or registered national securities association to file with the Securities and Exchange Commission ("Commission") within two business days after the membership terminates, a Final FOCUS dated as of the date such membership terminates.

I understand the following facts to be pertinent to the Firm's request. The Firm's membership with the Chicago Stock Exchange ("Exchange") terminated as of May 10, 2004. Therefore, pursuant to subparagraph (b)(1) of the Rule, the firm is required to file a Final FOCUS by May 12, 2004. You have represented that the Firm (i) is not in violation of the applicable requirements specified in Rules 15c3-1 and 15c3-3 under the Exchange Act, (ii) is not experiencing any significant financial, operational or recordkeeping problems, and (iii) is in compliance with the other applicable rules of the Commission and each self-regulatory organization of which it is a member.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file a Final FOCUS report as required pursuant to subparagraph (b)(1) of the Rule, solely as a result of terminating its membership with the Exchange.

Please note that this does not exempt the firm, in any way, from the requirement that it continue to file periodic FOCUS reports with the NASD, its designated examining authority, pursuant to Rule 17a-5.

You should understand that the Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Mandy B. Sturmfelz
Attorney

cc: Mr. Michael Cardin, Chicago Stock Exchange

George K. Baum & Company

INVESTMENT BANKERS SINCE 1928

April 28, 2004

Dana Bjornson 10:30 6/7/04

need #'s/name

Chicago SE

Eileen Daut - Michael Cardin

mgr. membership dept

312 663 2581

Securities Exchange Commission
450 5th Street NW
Washington, DC 20549

Re: Request for exemption from filing require... e provision of SEC rule 17a-5(b)(1)

Dear Sir or Madam:

George K. Baum & Company (the "Company") is a regis... ber of the National Association of Securities Dealers, Inc. (the "NASD"). The Company has made arrangements for the sale of its Chicago Stock Exchange (the "Exchange") membership to be consummated on May 10, 2004.

Securities Exchange Commission (the "Commission") Rule 17(a)-5 requires the filing of Form X-17A-5 with the Commission upon termination of any membership interest in a national securities exchange. Paragraph (b)(1) of the rule provides for the Commission to allow an exemption from this requirement and the Company respectfully requests such exemption.

The Company is not and has not been in violation of the Net Capital requirements of SEC rule 15c3-1 or the Customer Protection requirements of SEC rule 15c3-3.

The Company is not and has not been experiencing any significant financial, operational or record-keeping problems.

The Company is and has been in compliance with the rules of the Commission and the NASD.

The Company requests an exemption from filing Form X-17A-5 with the Commission upon termination of its Exchange membership for the following reasons:

- the sale of the membership is solely for the purpose of disposing of an unused exchange membership;
- the Company has and continues to maintain compliance with SEC and NASD regulatory requirements;

- filing a Form X-17A-5 at other than month end and within the two business day requirement of 17a-5(b) represents a significant additional burden to the Company; and
- the Company will continue filing Form X-17A-5 monthly within seventeen (17) business days of month end with the NASD.

Thank you in advance for your consideration of the Company's request.

Very truly yours,

Dana L. Bjornson
EVP/CFO

cc: SEC Midwest Regional Office, Chicago, IL